SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Conference Call Transcript Material Fact Ambev (AMBV4 BZ) December 10th, 2012

Operator:

Good morning and thank you for waiting. We would like to welcome everyone to Ambev’s conference call regarding the Material Fact Notice released by the Company on Friday, regarding a proposal of a corporate restructuring to transition the Company’s current dual stock capital structure comprised of voting common shares (“ON”) and non-voting preferred shares (“PN”) to a new, single-stock capital structure comprised exclusively of voting common shares.

Today with us we have Mr. Nelson Jamel, CFO and Investor Relations Officer.

We would like to inform you that this event is being recorded and all participants will be in listen-only mode during the Company’s presentation. After Ambev’s remarks are completed, there will be a question and answer session. At that time further instructions will be given. Should any participant need assistance during this call, please press *0 to reach the operator.

Before proceeding, let me mention that statements made during this call may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions made during this call that do not describe historical facts, such as statements regarding the declarations or payment of dividends, the directions of future operations, the implementation of principal operating and financing strategies, and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Forward-looking statements speak only as of the date they are made, and there is no obligation requiring that this presentation and the forward-looking statements contained herein be updated to reflect changes in the outlook of future market or other conditions.

This call is for informational purposes only and is not an offer to purchase or sell any securities. Unless an exemption from SEC registration is available, the distribution of InBev Participações S.A. shares and ADRs to U.S. holders of Ambev shares and ADRs will be made only pursuant to an effective SEC registration statement that InBev Participações S.A. intends to file with the SEC. The Company urges investors to carefully read the SEC registration statement and other documents pertaining to the proposed transaction when they become available, as they will contain important information about such transaction. These documents will be available to investors free of charge on the SEC’s website at www.sec.gov, or from the Company.

Now, I will turn the conference over to Mr. Nelson Jamel, CFO and Investor Relations Officer. Mr. Jamel you may begin your conference.

Conference Call Transcript Material Fact Ambev (AMBV4 BZ) December 10th, 2012

Nelson Jamel:

Thank you, Megan, and good afternoon to all. Thank you for attending today’s call. As you know, on Friday evening we announced a corporate restructuring proposal, in which Ambev intends to move towards a single class of shares with equal voting and economic rights.

We believe that this proposal will create value for all shareholders. The proposed transaction has five main objectives. First, to improve corporate governance, which is a frequent demand of our shareholders; if approved, all shares would carry voting rights and we would extend to holders of preferred shares the tag-along rights set forth in Brazilian corporate law, which is not the case today.

Moreover, two new directors will be appointed to the Board of Directors, they will be independent, and there will also be a higher minimum mandatory dividend of 40% of adjusted net income. We believe this proposal creates great alignment among shareholders and are consistent with the corporate governance standards of our global beverage peer companies.

Second, to seek to increase trade liquidity in Brazil and the United States, given the concentration in single class of shares, but also increase weight in indexes and shareholder base by potentially attracting investors that are not allowed to invest in companies having more than one class of shares.

Third objective is to simplify our corporate structure through the elimination of a number of group companies and, as a result, reduce operating, administrative, and financial costs. Approximately five entities within the group would cease to exist should the transaction be approved.

Fourth, to capture deductibility for tax purposes of approximately R$105 million in goodwill, thanks to the merger of Ambev into InBev Participações, benefiting all Ambev shareholders.

Fifth, to increase flexibility to manage our capital structure, as mentioned, a single class of shares would have more trading liquidity, and we also believe that, in addition, this transaction could potentially help us solve one of the issues we may face more and more, which relates to the fact that our strong cash generation has been growing at a faster pace than our profit reserve.

Should this unbalance remain, we could create some hurdles in the medium to long term with regards to our capital structure. The share swap merger, however, could help us address this issue by potentially increasing our payout capacity and, therefore, enabling incremental dividends, interest on capital, or share buybacks, should the Company decide to do so in the future. Our intention is to have a Company with no asymmetry of rights among shareholders.

The proposal is to attribute equal value to common shares and preferred shares. Likewise, the process for submitting the corporate organization to shareholder vote was crafted in such a way that, not only will the minority holders of both common shares and preferred shares have a say, but also the corporate restructuring will only take place if it is approved by the majority of the minority shareholders of each class heard separately.

Conference Call Transcript Material Fact Ambev (AMBV4 BZ) December 10th, 2012

Furthermore, controlling shareholders have decided to follow the will of minority shareholders by either abstaining from voting or voting the shares to give effect to the manifestation of minorities. Distinct holders of common shares will be granted appraisal rights, as set forth in Brazilian law.

If the proposed transaction is approved, we would have a new Ambev with a single class of shares with equal votes and economic rights, we should also have two independent Board members appointed by shareholders in accordance with Brazilian law; there would be a higher minimum mandatory dividend of 40% of adjusted net income, which is 14.3% higher than the 35% current set forth in Ambev bylaws.

Since our intent is to ascribe equal value to common shares and preferred shares, there will be no change to total capital ownership, the existing shareholders’ agreement would be amended to reflect the aforementioned terms and conditions of the transaction, and Ambev and the other Ambev subsidiaries would ultimately be merged into new Ambev.

As far as timing is concerned, the extraordinary general shareholders’ meeting to deliberate on the proposed transaction is expected to take place in May 2013, as certain preliminary corporate restructurings are required, as well as filings and/or registrations with the CVM, BM&FBOVESPA, SEC, and the New York Stock Exchange will have to be made and/or obtained.

With that, I would like to hand it back to Megan so that she can remind everyone the procedure for Q&A and we can take some questions. Megan, please.

Alan Alanis, JPMorgan:

Thank you so much. Good morning, Jamel. Thank you for the call. You mentioned something right now regarding hurdles and flexibility for increased payout capacity, could you elaborate a little bit more on that in terms of quantifying? With this new change your current capacity will go from x to y in terms of dividend payout and provide us a little bit more color on that aspect of the rationale, please? That would be my first question, and I have a really quick second follow-up.

Nelson Jamel:

Sure, Alan. Good afternoon and thanks for your question. When we announced the transaction, we focused on the five key objectives and, as I said, one of them is to improve our flexibility to manage our capital structure.

We think, first of all, a single class of share of course should bring more to liquidity, that is something that would help there, but also we have talked about that in previous calls, especially during the results announced and when there were questions about our payout, all of that.

Conference Call Transcript Material Fact Ambev (AMBV4 BZ) December 10th, 2012

We mentioned that we have sort of, it is not an issue today in the short term, but it could become a kind of hurdle over time as we start to see more and more a strong cash generation, which is growing faster than the speed of our profit reserves being built, in accordance with the Brazilian law we depend on these reserves to implement our payout strategy.

So, should this unbalance remain, it could create those hurdles in the medium to long term, that is what we are looking at here. So, the share swap merger could help us, as one of the steps, the critical step we are proposing here, and if approved, essentially by minority, it could help us with this issue, it would increase our payout capacity, again according to the Brazilian law, of course we are not giving any specific guidance on how we are going to manage this overtime, because if you rationalize it and it depends on prevailing markets conditions and all of that, but we would have the flexibility, and that is an important point here, of increasing dividends on a consistent way overtime, managing our payout in a way to either through the dividends, interest on capital or share buybacks, we could be able to do it without the constraints we have today, should the Company decide to do so in the future.

At this stage we are not able to quantify any specific number, and of course we are going to have a kind of lengthy process, we do not expect this to be closed anywhere sooner than the end of the 1H13. We are going to have a series of material facts, we will have filings to CVM, SEC, with efforts.

So all these specific numbers and quantifications will be there in due time, we are not in a position to discuss these numbers yet, because they are not even ready, but I think the view here is really to add this flexibility to manage our capital structure in a pro-active way over time.

Alan Alanis:

Got it. I understand that it cannot be quantified, it is my interpretation that is a material element and that is why you are aiming at a lot of the top five reasons, so I look forward to hear more details when they become available in terms of that kind of flexibility.

My second quick question has to do with why not go all the way to a Novo Mercado listing? What are the components of the Novo Mercado listing that just said “Look, with this we do not really feel fully comfortable’, and you are stopping one step behind going to this full Novo Mercado listing in Brazil?

Nelson Jamel:

Sure, I understand your question. I think at the end of the day it was a little bit the other way around, we did not say “Well, that is Novo Mercado, we do not want to go there, that is why we are going to stop a little bit early”, but the other way around. Looking into all the major gaps to have in terms of corporate governance improvement, opportunities in fact, and then we saw the “one vote, one share”, the independent Board members, the extended tag-along rights.

Conference Call Transcript Material Fact Ambev (AMBV4 BZ) December 10th, 2012

So, we focused on all that and we saw that those were the main gaps we had, for instance, towards our global peer companies, and we focus on them. Then, we looked, “OK, we are substantially or to a large extent, replicating or adopting most of the Novo Mercado elements”, but some of them, which we did not think were as relevant or as critical at this stage for Ambev, that is why, in the end, we focused in what we think really adds to our corporate structure, and that always led us to the transaction structure they way it is proposed today.

But, again, I think the really important points to bear in mind, we focus on closing the gaps to our global beverage peers, which have corporate governance standard that differ from Novo Mercado, things like a minimum free float of 25%, we do not think it is relevant for Ambev at this stage.

We are at 29%, the proposed transaction does not indicate any change, we expect the ownership structure to be the same afterwards, so it is not an issue to start with, but when you look at it, our liquidity is so big that I do not think it is necessary to add any additional elements on that.

That was just one example, there was no single thing for Novo Mercado we decided not to fulfill; again, it was the other way around, as I said we focus a lot on what we want to add and then we are proposing the transaction the way it is.

Alan Alanis:

Fair enough. Thank you so much, Jamel.

Thiago Duarte, BTG Pactual:

Hi, good morning. Just follow-up questions, the number one is basically if you can quantify a little bit to us how much savings you believe you could have with the simplification of the shareholder’s structure and the elimination of subsidiaries that you are going to get from the unification of the share prices.

Nelson Jamel:

Hi, Thiago. Good morning. Well, in the same way, we are not in a position to provide specific numbers of cost savings. Of course, intuitively, you can imagine we will have… we expect to have about five legal entities to disappear should the transaction be approved.

So, we are going to reduce cost from SAP registration licenses to audit fees and all the administrative costs, we will be more efficient in terms of our closing procedures and all that. As you know, we are very focused on efficiency productivity, reducing costs with no working money, that you can invest in working money, you know our focus is on GDP and all that, and low-hanging fruits are not there anymore.

So, everything you can do to be more efficient counts, and this is a good example, it will be meaningful in terms of cost savings, but in due course we are going to be able to provide which are the specific entities that will be incorporated and what are the expected savings, at this stage we do not have a figure or specific quantification to provide.

Conference Call Transcript Material Fact Ambev (AMBV4 BZ) December 10th, 2012

Thiago Duarte:

Yes, just a follow-up here, on the tag-along rights and the minimum mandatory dividend, I was just wondering how you got to the 40% and the 80% for the tag-along, why not, for instance, give the 100% tag-along right?

Nelson Jamel:

Well, the 80% is pretty much what is set forth in the Brazilian legislation, for holders of common share, that is what they have today and that is what we are going to be extending to all shareholder’s with the proposed transaction.

The 40%, again, was also, of course we benchmarked versus other leading companies in Brazil, and also versus our global peers, and it works as an increase versus a minimum, around 14% versus the minimum we have today, and bear in mind that our track record is to be above the minimum.

So, we think it is important, but as we already mentioned in the previous answer, our goal is to have even a higher flexibility to be more proactive in terms of our capital structure and we will have the opportunity to grow our payout overtime with the proposed transaction should the Company decide to do so in due time.

Tiago Duarte:

OK, that sounds good. Thank you.

Alex Robarts, Citigroup:

Thanks and good morning. I wanted to understand a little bit more about your choice in the holding vehicle, InBevPar, is that any significance for choosing that route vis-à-vis maybe some tax incentives and such? I understand that Novo Mercado as well as InBevPar you can get the benefits from the amortization of goodwill at R$105 million, but any comments about the choice, specifically about the InBevPar vehicle?

Nelson Jamel:

Hi, Alex. Sure, you kind of touched in one of the specific elements we have the InBev Participações as a vehicle, that is the goodwill, but I would say that given the number of objectives of the proposed transaction, the implementation of a single class of share, improved corporate governance, and then the goodwill, which is specific to InBevPar because it is the most efficient structure, even looking at the implementation in the best possible timeframe and with the most cost efficient way.

So, we are looking to the relevant tax, accounting and legal impacts of the alternatives we have in using InBev Participações as a resulting listed entity, this should be the best alternative among all the others we looked at as a way to achieve the goals simultaneously and in the shortest timeframe possible.

Conference Call Transcript Material Fact Ambev (AMBV4 BZ) December 10th, 2012

Those are the specific reasons, and I think it is important to emphasize that there is no other material asset or liability in InBev Participações, we have some cash, some tax credit, but nothing material vis-à-vis the focus of the operation, except for the goodwill that we will be able to amortize and benefit from a tax perspective.

Alex Robarts:

Thank you.

Ricardo Boiati, Bradesco:

Hello. Thanks for taking the question, Jamel. I have a question regarding your new capital structure, it gave you a lot of capabilities and flexibility to work on the capital structure also in the M&A process. I was wondering if you have the opportunity to make an acquisition today, would you prefer to pay with equity after the new structure that will give you the opportunity to maybe pay your acquisitions with equity?

That would make sense considering that your stock is trading at a more premium valuation compared to global peers, and if it would make sense for you to pursue M&A opportunities outside Latin America, considering that other regions will not be as synergic as Latin America, but if it could make sense for you to pursue maybe M&A in other regions. Thank you.

Nelson Jamel:

Sure, Ricardo, thanks for your question. We will start with the M&A bit, I think at the end of the day the Company history is about organic growth, and we think we have plenty of opportunities for organic growth in Brazil, but also we continue to look into M&A.

I think this year was an important year for us to improve our presence in HILA, with the acquisition in the Dominican Republic, probably that is the area where we are going to target, thinking longer term we do not see us going outside the Americas, for instance.

On the other hand, I think the Company already has, and I think with the transaction we will probably have the opportunity to even increase the flexibility for M&A. Of course there is no view here on any specific target, or whether we are going to use a different source of funds for a potential acquisition.

But the Company has a very strong cash generation, and a transaction would add, from this perspective, marginally to what we already have today, so no change there versus what we for instance did in the Dominican Republic, which in the end was a cash acquisition. Again, in the future we always set what is the best opportunity for a transaction, but I think that is marginal to the benefits being targeted with the proposed transaction.

Conference Call Transcript Material Fact Ambev (AMBV4 BZ) December 10th, 2012

Ricardo Boiati:

OK. Thanks.

Operator:

This concludes our question and answer session. I would like to turn the conference back over to Mr. Nelson Jamel for any closing remarks.

Nelson Jamel:

Thank you, Megan, and thanks everybody again for joining the call. I am looking forward to speaking with you in 2013 and also in the 4Q results, but before that, if you have any additional questions about the transaction, we are more than happy to take them. Again, thanks a lot for the participation today. Bye-bye.

Operator:

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer